SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Notice of Attendance for the First H Shareholders Class Meeting for 2014	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: November 6, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Notice of Attendance for the First H Shareholders Class Meeting for 2014

In accordance with the PRC Company Law and relevant requirements, shareholders who wish to attend the first H shareholders class meeting for 2014 (the “H Shareholders Class Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) would have to fill in the following notice of attendance.

Name	Number of shares
Identity Card No.	Shareholder number
Address	Telephone number

Signature:	Date:

Notes:

1.	In accordance with the resolutions made at the fourth meeting of the eighth session of the board of directors of the Company, the share registration date for the H Shareholders Class Meeting is Friday, 21 November 2014. Shareholders whose names appear on the register of members of the Company after the close of trading on that day are entitled to complete this notice of attendance and attend the H Shareholders Class Meeting.
2.	Please fill in this notice of attendance in BLOCK LETTERS. Filling in a copy of this form is also valid.
3.	Please return this notice of attendance in person or by mail to the Company’s H-Share registrar, Hong Kong Registrars Limited by Wednesday, 3 December 2014 (based on the postal chop of the local post office, if by mail). The address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

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